For Immediate Release                   CONTACT: Timothy J. Reid  (785)-295-6695


                    PAYLESS SHOESOURCE, INC. ANNOUNCES FINAL
                          RESULTS OF SELF-TENDER OFFER

TOPEKA, Kan., April 14, 2000 -- Payless ShoeSource, Inc. (NYSE: PSS) today announced the final results of its self-tender offer, which expired on April 10, 2000. Consistent with the preliminary results announced April 11, 2000, Payless will purchase 7,547,169 shares of its common stock at $53 per share. The final results represent proration at approximately 97.67% of those shares tendered at or below the final purchase price. The 7,547,169 shares being purchased represent approximately 25.5% of the company's 29.6 million shares outstanding on April 10, 2000. The aggregate purchase price being paid will be approximately $400 million.

      Steven J. Douglass, Payless Chairman of the Board and Chief Executive Officer, stated: "I am very pleased with the results of our self-tender offer. Including the self-tender, the company has invested more than $980 million on share repurchases in less than four years. Our share count has been reduced by 45% since we became an independent company in May 1996.

      "Going forward, we will continue to allocate our capital in a manner that we believe will create maximum value for our shareowners. While no significant additional share repurchases are anticipated in the near future, the company may repurchase a modest number of additional shares from time to time. Under current financing arrangements and Board authorization, the company may repurchase up to an additional $25 million of common stock in fiscal 2000."

      The dealer manager for the tender offer was Goldman, Sachs & Co. and the information agent was D.F. King & Co., Inc.

      Payless ShoeSource, Inc. is North America's largest family footwear retailer. The company operates 4,471 Payless ShoeSource stores offering quality family footwear at affordable prices. In addition, customers can buy shoes over the Internet through Payless.comSM, at www.payless.com. Payless also operates 221 Parade stores featuring fashionable mid-priced women's footwear.